UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):		Form 10-K	Form 11-K	Form 20-F
	☒	Form 10-Q	Form N-SAR

For Period Ended: June 30, 2008

Transition Report on Form 10-K	Transition Report on Form 10-Q
Transition Report on Form 20-F	Transition Report on Form N-SAR
Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	VioQuest Pharmaceuticals, Inc.

Former name if applicable:

Address of principal executive office (Street and number):	180 Mount Airy Road, Suite 102

City, State and zip code:	Basking Ridge, NJ 07920

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is not able to file its Form 10-Q for the quarter ended June 30, 2008, within the prescribed time period because the Company’s limited number of employees, recent management changes, and the complexities involved in the accounting treatment of the Company’s recent private placement of its preferred securities has made it impossible to complete the required financial reporting and disclosures and conduct a proper review by the Company’s board of directors and auditors without unreasonable effort and expense. Nevertheless, the Company anticipates completing such filing on or before the fifth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Christopher P. Schnittker	(908) 766-4400
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒Yes  __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?         Yes   ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VioQuest Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME CORPORATION

Date: August 14, 2008	By:	/s/ Christopher P. Schnittker
Christopher P. Schnittker Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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